SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2023

 IRSA Inversiones y Representaciones Sociedad Anonima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261 9th Floor
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the letter dated July 24, 2023, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

Buenos Aires, July 24, 2023 – IRSA Inversiones y Representaciones S.A. (NYSE:IRS;BYMA:IRSA), reports that today it sold the entire "Suipacha 652/64" office building, located in the Microcentro district of the Autonomous City of Buenos Aires.
The class B building, with 7 office floors and 62 parking lots, acquired by IRSA in 1991, has a gross leasable area of 11,465 sqm, which was vacant at the moment of the transaction.
The price was set at USD 6.75 million, of which USD 3 million have been collected in cash, USD 750,000 through the delivery of 3 units in a building owned by the buyer, with a 30-month free lease agreement and the remaining balance of USD 3 million will be paid as follows:

        - USD 2.5 million in 10 semi-annual, equal and consecutive installments of USD 250,000, the first due 24 months after the signing of the deed, with annual interest of 5%;
        - USD 500,000 through the provision of services by the buyer.

This sale, whose result will be recognized in the 1st quarter of FY 2024, is part of the company's strategy to consolidate a portfolio of premium offices in the City of Buenos Aires.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

	By:	/s/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
July 24, 2023